

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

James Lejeal
Chief Executive Officer
Crucible Acquisition Corp
1050 Walnut St. Ste 210
Boulder, Colorado 80302

> **Re: Crucible Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed December 18, 2020**
> **File No. 333-251495**

Dear Mr. Lejeal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 18, 2020

Exclusive Forum for Certain Lawsuits, page 134

1. This section indicates as to claims under the Securities Act or the Exchange Act, "[T]he federal district courts of the United States of America shall be the sole and exclusive forum." Exhibit 3.2, Section 12.1 (Form of Amended and Restated Certificate of Incorporation), states "[T]he Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums." Please reconcile and if the federal courts will be the exclusive forum for Securities Act claims, please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

<u>General</u>

2. Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction